UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 8, 2023

URSTADT BIDDLE PROPERTIES INC.

(Exact Name of Registrant as Specified in Its Charter)

001-12803

(Commission File Number)

Maryland	04-2458042
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

321 RAILROAD AVENUE

GREENWICH, Connecticut 06830

(Address of principal executive offices, including zip code)

(203) 863-8200

(Registrant’s telephone number, including area code)

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act::

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share	UBP	NYSE
Class A Common Stock, par value $.01 per share	UBA	NYSE
6.25% Series H Cumulative Preferred Stock	UBPPRH	NYSE
5.875% Series K Cumulative Preferred Stock	UBPPRK	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter):

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on May 17, 2023, Urstadt Biddle Properties Inc., a Maryland corporation (the “Company”), entered into an Agreement and Plan of Merger by and among Regency Centers Corporation, a Florida corporation (“Regency”), Hercules Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of Regency (“Merger Sub”), UB Maryland I, Inc., a Maryland corporation and a direct wholly owned subsidiary of the Company (“UB Sub I”), and UB Maryland II, Inc., a Maryland corporation and a direct wholly owned subsidiary of UB Sub I (“UB Sub II”), pursuant to which, in accordance with the terms, and subject to the conditions, set forth therein, (a) UB Sub II will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of UB Sub I, and (b) following the First Merger, UB Sub I will be merged with and into Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub being the surviving entity in the Second Merger.

In connection with the Mergers, the Company filed a proxy statement/prospectus on Schedule 14A (File No. 001-12803) (as amended, the “Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) on July 12, 2023.

Since the filing of the Proxy Statement/Prospectus, two purported holders of Company common stock filed complaints against the Company and the members of the Company board of directors in court. The two complaints are captioned as follows: Adam Snitkoff, Trustee for The Acer Irrevocable Trust for Future Prosperity v. Urstadt Biddle Properties Inc., et al (Complaint – Bridgeport Superior Court, Connecticut, Case No. FBT-CV23-6125690) (filed July 18, 2023) (the “Snitkoff Action”); and Shoshana Minzer v. Urstadt Biddle Properties Inc., et al (Complaint – U.S. District Court for the Southern District of New York, Case No. 1:23-cv-06822) (filed August 3, 2023) (the “Minzer Action” and together with the Snitkoff Action, the “Actions”). The complaint in the Snitkoff Action, which also names Regency as a defendant, alleges that the defendants violated Maryland and Connecticut common law by omitting or misstating material information in the Proxy Statement/Prospectus, rendering the Proxy Statement/Prospectus materially deficient. The plaintiff in the Snitkoff Action seeks, among other things, to enjoin the defendants from continuing to (i) allegedly breach their fiduciary duties under Maryland law and/or aid and abet the same and (ii) allegedly violate Connecticut common law. The complaint in the Minzer Action alleges that the defendants violated federal securities laws by omitting or misstating material information in the Proxy Statement/Prospectus, rendering the Proxy Statement/Prospectus materially deficient. The plaintiff in the Minzer Action seeks, among other things, to enjoin the Company and the Company board of directors from proceeding with or consummating the Mergers unless and until the defendants disclose material information to address the alleged material deficiencies.

In addition to the Actions, certain purported holders of Company common stock have delivered demand letters (“Demands,” and together with the Actions, the “Matters”) alleging similar deficiencies and/or omissions regarding the disclosures made in the Proxy Statement/Prospectus.

The Company believes that the Matters are without merit. The Company denies that any further disclosure beyond that already contained in the Proxy Statement/Prospectus is required under applicable law. Nonetheless, to avoid the risk that the Matters may delay or otherwise adversely affect the consummation of the Mergers and to minimize the expense of defending such Actions, the Company is making the following supplemental disclosures to the Proxy Statement/Prospectus (the “litigation-related supplemental disclosures”). Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.

The litigation-related supplemental disclosures contained below should be read in conjunction with the Proxy Statement/Prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information Company files with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Proxy Statement/Prospectus. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus. For clarity, new text within restated paragraphs from the Proxy Statement/Prospectus is highlighted with bold, underlined text.

The following supplemental disclosure is added as a new paragraph immediately after the third full paragraph on page 40 of the Proxy Statement/Prospectus:

Urstadt Biddle then entered into engagement letters with each of Eastdil Secured and Deutsche Bank. The fee payable to Eastdil Secured is described in this proxy statement/prospectus in the section entitled “The Mergers— Opinion of Urstadt Biddle’s Financial Advisor”. Urstadt Biddle has agreed to pay Deutsche Bank for its financial advisory services in connection with the mergers a fee of $1 million, contingent upon consummation of the mergers.

The following supplemental disclosure replaces in its entirety the last full paragraph on page 41 of the Proxy Statement/Prospectus:

On June 2, 2022, Mr. Biddle and the chief executive officer of Party A met to discuss Party A’s potential interest in pursuing a strategic transaction involving Urstadt Biddle, subject to entering into a non-disclosure agreement. Later on June 2, 2022, at the direction of the Urstadt Biddle board of directors, representatives of Eastdil Secured sent to representatives of Party A a draft non-disclosure agreement, which did not restrict Urstadt Biddle from engaging in discussions with other parties regarding a strategic transaction (which we refer to as an “exclusivity provision”). Following negotiations regarding, among other terms, the length of the standstill period, on June 7, 2022, Party A and Urstadt Biddle executed the non-disclosure agreement (which we refer to as the “Party A NDA”). The Party A NDA provided that Party A is not prohibited from making confidential offers to the Urstadt Biddle board of directors and that the standstill provisions would terminate if Urstadt Biddle entered into a definitive agreement with another party for an acquisition of Urstadt Biddle.

The following supplemental disclosure replaces in its entirety the third full paragraph on page 51 of the Proxy Statement/Prospectus:

On May 16, 2023, the Urstadt Biddle board of directors held a meeting, with members of Urstadt Biddle’s executive management team and representatives of the Financial Advisors and Hogan Lovells participating. Prior to the Financial Advisors joining the meeting, representatives of Hogan Lovells reviewed with the Urstadt Biddle board of directors the duties of a director under Maryland law that would be applicable when considering a potential strategic transaction with Regency and also noted that Eastdil Secured had provided a letter to Urstadt Biddle that identified relationships between Eastdil Secured and Regency, a copy of which had been provided to the Urstadt Biddle board of directors prior to this meeting. After the Financial Advisors joined the meeting, Mr. Biddle provided the Urstadt Biddle board of directors an update regarding the status of negotiations with respect to the potential transaction with Regency. Representatives of Eastdil Secured then reviewed Eastdil Secured’s preliminary financial analysis of the potential transaction. Representatives of Hogan Lovells then reviewed with the Urstadt Biddle board of directors the material terms of the revised drafts of the merger agreement and the voting agreement with the Urstadt Biddle board of directors. During this discussion, representatives of each of Eastdil Secured and Deutsche Bank and Hogan Lovells responded to questions from the Urstadt Biddle board of directors.

The following supplemental disclosure replaces in its entirety the third full paragraph on page 61 of the Proxy Statement/Prospectus:

Urstadt Biddle. Eastdil Secured performed a net asset value analysis of Urstadt Biddle based on Urstadt Biddle’s balance sheet data as of January 31, 2023, publicly available information disclosed in Urstadt Biddle’s public filings and other information and data provided by Urstadt Biddle’s management. An estimated aggregate net asset value reference range for Urstadt Biddle was calculated by taking into account, on an asset-by-asset basis, among other factors, the net operating income forecasts of each asset as provided by Urstadt Biddle management, market and submarket quality, and the asset quality, tenant roster, location, current occupancy levels and lease maturity profiles of such assets. For purposes of its net asset value analysis, Eastdil Secured also took into account, based on Urstadt Biddle’s balance sheet as of January 31, 2023, publicly available information disclosed in Urstadt

Biddle’s public filings and other information and data provided by Urstadt Biddle’s management, (i) the total estimated value of Urstadt Biddle’s cash, cash equivalents and other assets, and (ii) the total estimated amount of Urstadt Biddle’s liabilities of approximately $660 million, including total debt, outstanding contractual leasing costs, preferred equity and other liabilities and estimated debt marked-to-market valuation. This analysis indicated an approximate implied per share equity value reference range for Urstadt Biddle of $23.39 to $28.96.

The following supplemental disclosure replaces in its entirety the fourth full paragraph on page 61 of the Proxy Statement/Prospectus:

Regency. Eastdil Secured performed a net asset value analysis of Regency based on Regency’s portfolio and balance sheet data as of March 31, 2023, publicly available information disclosed in Regency’s public filings and other information and data provided by Regency’s management. An estimated aggregate net asset value reference range for Regency was calculated by taking into account, among other factors, the net operating income forecasts of the portfolio as provided by Regency’s management, market and submarket quality, and the asset quality, tenant roster, location, current occupancy levels and lease maturity profiles of such assets. For purposes of its net asset value analysis, Eastdil Secured also took into account, based on Regency’s portfolio and balance sheet as of March 31, 2023, publicly available information disclosed in Regency’s public filings and other information and data provided by Regency’s management, (i) the total estimated value of Regency’s ground-up development and redevelopment projects in progress, cash, cash equivalents and other assets, and (ii) the total estimated amount of Regency’s liabilities of approximately $4.2 billion, including total debt and other liabilities and estimated debt marked-to-market valuation. This analysis indicated an approximate implied per share equity value reference range for Regency of $57.78 to $71.34.

The following supplemental disclosure replaces in its entirety the first full paragraph on page 64 of the Proxy Statement/Prospectus:

Eastdil Secured then discounted the unlevered free cash flow estimates and the range of residual values to present value as of July 1, 2023 using discount rates ranging from 9.00% to 11.00%, which ranges were chosen by Eastdil Secured based upon an analysis of Urstadt Biddle’s weighted average cost of capital utilizing the capital asset pricing model (“CAPM”). The present value of the unlevered free cash flow estimates and the range of residual values were then adjusted downward by approximately $600 million by factoring in the net other assets and liabilities, debt, and preferred equity as of January 31, 2023.

The following supplemental disclosure replaces in its entirety the fourth full paragraph on page 64 of the Proxy Statement/Prospectus:

Eastdil Secured then discounted the unlevered free cash flow estimates and the range of residual values to present value as of July 1, 2023 using discount rates ranging from 7.00% to 9.00%, which ranges were chosen by Eastdil Secured based upon an analysis of Regency’s weighted average cost of capital utilizing the CAPM. The present value of the unlevered free cash flow estimates and the range of residual values were then adjusted downward by approximately $4 billion by factoring in the net other assets and liabilities and debt as of March 31, 2023.

The following supplemental disclosure replaces in its entirety the second full paragraph on page 65 of the Proxy Statement/Prospectus:

Eastdil Secured and its affiliates provide a full range of investment banking and financial advisory, property sales and debt placement services in the ordinary course of business, for which Eastdil Secured and such affiliates receive customary fees. Eastdil Secured and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Urstadt Biddle, Regency and certain of their respective affiliates for which Eastdil Secured and its affiliates have received and would expect to receive fees. During the two-year period prior to the date of Eastdil Secured’s opinion, Eastdil Secured provided financial advisory services to Regency in connection with a May 2021 refinancing and acted as debt placement agent to Regency in connection with a February 2022 debt offering in which Eastdil Secured and its affiliates received aggregate fees of approximately $550,000 from Regency. Eastdil Secured did not provide investment banking or other financial services to Urstadt Biddle or any of its affiliates during the two-year period prior to the date of Eastdil Secured’s opinion.

The following supplemental disclosure replaces in its entirety the last full paragraph and table on page 67 of the Proxy Statement/Prospectus:

The following table presents a summary of the Urstadt Biddle Forecasts (amounts may reflect rounding).

Urstadt Biddle Forecasts

($ in millions, except per share data)

	Year Ending December 31,
	2H2023E(1)	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Effective Gross Revenue	$74	$163	$169	$174	$179	$185	$191	$197	$203	$210	$217	$223

Property Operating Expenses	$(23)	$(47)	$(48)	$(50)	$(51)	$(53)	$(54)	$(56)	$(58)	$(59)	$(61)	$(63)

Cash NOI(2)	$51	$116	$121	$125	$128	$132	$137	$141	$146	$151	$156	$160
Cash EBITDA(3)	$48	$109	$114	$117	$120	$125	$129	$132	$137	$142	$146	—
FFO per share(4)	—	$1.96	$2.09	$2.18	$2.23	$2.33	$2.42	$2.52	$2.62	$2.71	$2.82	—
AFFO per share(5)	—	$1.81	$2.02	$2.12	$2.17	$2.24	$2.32	$2.44	$2.54	$2.62	$2.70	—
Unlevered Free Cash Flow(6)	$28	$94	$107	$111	$113	$117	$120	$125	$129	$134	$137	—

(1)	Reflects Urstadt Biddle management projections from July 1, 2023 through December 31, 2023.
(2)

Cash Net Operating Income (“Cash NOI”) is a non-GAAP financial measure defined as operating income adjusted to add back depreciation and amortization, non-real estate related income, general and administrative expense, interest expense, amortization of above and below-market lease intangibles and to exclude straight-line rent adjustments, interest, dividends and other investment income, equity in net income of unconsolidated joint ventures and gain/loss on sale of operating properties.

(3)

Cash EBITDA is a non-GAAP financial measure defined as Cash NOI adjusted for non-real estate related income and general and administrative expenses. Cash EBITDA reflects cash earnings before interest, taxes, depreciation and amortization.

(4)	Funds from operations (“FFO”) per share is a non-GAAP financial measure defined as FFO divided by the weighted average fully diluted shares of UB common stock and UB Class A common stock outstanding.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Certain statements in this document regarding anticipated financial, business, legal or other outcomes including business and market conditions, outlook and other similar statements relating to the proposed transaction between Regency and Urstadt Biddle or Regency’s and Urstadt Biddle’s future events, developments or financial or operational performance or results are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as “may,” “will,” “could,” “can,” “should,” “plan,” “seek,” “would,” “expect,” “estimate,” “believe,” “intend,” “forecast,” “project,” “anticipate,” “guidance,” or variations of such words and other similar language and the negatives of such words. However, the absence of these or similar words or expressions does not mean a statement is not forward-looking. While we believe these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. These forward-looking statements are based on certain assumptions and analyses made by Regency or Urstadt Biddle in light of their respective experiences and their respective perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance these expectations will be attained, and it is possible actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Regency’s and Urstadt Biddle’s operations are subject to a number of risks and uncertainties including, but not limited to, those risk factors described in our respective SEC filings. When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in our respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and our other filings and submissions to the SEC. If any of the events described in the risk factors actually occur, our respective businesses, financial condition or operating results, as well as the market price of our respective securities, could be materially adversely affected. Forward-looking statements are only as of the date they are made, and Regency and Urstadt Biddle undertake no duty to update their respective forward-looking statements, whether as a result of new information, future events or developments or otherwise, except as to the extent required by law. These risks and events include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between Regency and Urstadt Biddle; the effect of the announcement of the proposed transaction on the ability of Regency and Urstadt Biddle to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; Regency’s and Urstadt Biddle’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction; failure to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto, including significant transaction costs and/or unknown or inestimable liabilities, risks related to diverting the attention of Regency and Urstadt Biddle management from ongoing business operations and the risk of stockholder litigation in connection with the proposed transaction; risk factors related to the integration of the two companies and the future opportunities and plans for the combined company; risk factors related to the current economic environment; risk factors related to pandemics or other health crises; risk factors related to operating retail-based shopping centers; risk factors related to real estate investments; risk factors related to the environment affecting Regency’s and Urstadt Biddle’s properties; risk factors related to corporate matters; risk factors related to our respective partnerships and joint ventures; risk factors related to funding strategies and capital structure; risk factors related to the market price for our respective common stock and other securities; and risk factors related to our respective qualifications as a REIT.

These risks, as well as other risks related to the proposed transaction, are included in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Regency’s and Urstadt Biddle’s respective periodic reports and other filings with the SEC, including the risk factors identified in Regency’s and Urstadt Biddle’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Regency nor Urstadt Biddle undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Regency filed with the SEC a registration statement on Form S-4 and each of Regency and Urstadt Biddle filed with the SEC a proxy statement/prospectus. Each of Regency and Urstadt Biddle has filed other documents and may file additional relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that

Regency or Urstadt Biddle may file with the SEC. The definitive proxy statement/prospectus has been mailed to stockholders of Urstadt Biddle. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Regency, Urstadt Biddle and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Regency will be available free of charge on Regency’s website at https://investors.regencycenters.com or by requesting copies from by mail at Investor Relations, Regency Centers Corporation, One Independent Drive, Suite 114, Jacksonville FL 32202-5019. Copies of the documents filed with the SEC by Urstadt Biddle will be available free of charge on Urstadt Biddle’s website at https://investors.ubproperties.com or by requesting copies from by mail at 321 Railroad Avenue, Greenwich, CT 06830, attention: Secretary.

Participants in the Solicitation

Regency, Urstadt Biddle and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Regency, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Regency’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2023, and Regency’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Information about the directors and executive officers of Urstadt Biddle, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Urstadt Biddle’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on February 7, 2023 and Urstadt Biddle’s Annual Report on Form 10-K for the fiscal year ended October 31, 2022, which was filed with the SEC on January 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Regency or Urstadt Biddle using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 8, 2023

URSTADT BIDDLE PROPERTIES INC. (Registrant)

/s/ John T. Hayes
John T. Hayes
Senior Vice President & Chief Financial Officer